March 9, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street N.E.

Washington, D.C. 20549 - 7010

Attention:	Mr. John Cannarella

Dear Mesdames and Sirs:

Re: Source Petroleum Inc. Form 10-QSB/A for the Quarterly Period Ended September 30, 2006 Filed on December 13, 2006 Form 8-K Filed on October 24, 2006 File No. 000-51241

                              We write to request additional time to allow our company to reply to the comments received from your office on February 16, 2007 regarding the Form 10-QSB/A for the quarterly period ended September 30, 2006 filed on December 13, 2006 and Form 8-K filed on October 24, 2006.

We anticipate that our responses to your comments and blacklined copies of our further amended Form 10-QSB/A and Form 8-K may become available in the week ending March 16, 2007. Our responses have been delayed because our company is also currently conducting its annual year end audit, which is also taking up a significant portion of our management’s time and attention.

We trust you will find the above request to be in order. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

/s/ Hussein Charanek

Hussein Charanek

President and Chief Executive Officer

cc:	Clark Wilson LLP (via Facsimile 604.687.6314)
Attention: L.K. Larry Yen

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